UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CEPHALON, INC.
(Name of Subject Company (Issuer))
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
(Names of Filing Person(s) (Offeror(s)))
Common Stock, par value $0.01 per Share
(Title of Class of Securities)
156708109
(CUSIP Number of Class of Securities)
Alison S. Ressler, Esq.
Keith A. Pagnani, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Valeant’s Offer to Acquire Cephalon April 28, 2011 0

Forward-looking Statements Certain statements made in this communication may constitute forward-looking statements of Valeant, including, but not limited to, statements regarding our offer to purchase Cephalon, financing related to the proposed transaction, our consent solicitation process or our intention to commence a tender offer, our opportunities and our plans should we acquire Cephalon, the effect of the proposed transaction on financial results, and certain financial projections. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in Valeant’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators (“CSA”) and other risks and uncertainties as discussed from time to time in Valeant’s filings with the SEC and the CSA, which disclosures are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes except as required by securities laws. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC and the CSA. Certain Information Concerning Participants In Solicitation; Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed removal of directors from, and election of directors to, the Board of Directors of Cephalon, as well as the repeal of any changes to Cephalon’s Bylaws. Valeant filed a definitive consent solicitation statement with the SEC on April 21, 2011. THAT DOCUMENT SETS FORTH THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS, OR OTHERWISE, AND IS ALSO AVAILABLE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR FROM VALEANT’S WEBSITE AT WWW.VALEANT.COM UNDER THE TAB “INVESTOR RELATIONS” AND THEN UNDER THE HEADING “SEC FILINGS,” OR , FOR FREE, BY DIRECTING A REQUEST TO VALEANT, 7545 IRVINE CENTER DRIVE, IRVINE, CALIFORNIA, 92618, ATTENTION: CORPORATE SECRETARY. It includes the form of gold consent card to be completed and delivered by each Cephalon stockholder that desires to provide written consent in connection with the consent solicitation. This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Cephalon has commenced at this time. In connection with any tender offer and its consent solicitation, Valeant will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF CEPHALON ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY VALEANT CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of documents filed with the SEC by Valeant (when they become available) in the same manner as set forth above with respect to the definitive consent solicitation statement. 1

Agenda 1. Summary of Key Questions for ISS 2. Cephalon Stockholders Have the Right to Decide 3. A Full Accounting of Cephalon’s Track Record and Risky Future 4. A Fair Analysis of Cephalon’s Value 5. How Cephalon Stockholders Can Unlock Value 2

Summary of Key Questions for ISS 3

Key Questions for ISS What Is Valeant Hearing from Stockholders? What Do Analysts Think? Why Now? Is Valeant Just Being Opportunistic? How Does Valeant Value the Pipeline? Is Valeant’s Offer Full and Fair Value? Why Does Valeant Believe it is the Best Bidder? 4

What is Valeant Hearing From Stockholders? We have spoken with over 60 stockholders of Cephalon and have heard the following themes: Right time for CEPH to be sold given recent performance, management change, and risk associated with new long-term strategy Want VRX to begin diligence to see how much higher the offer could go Believe the sooner diligence can begin, the greater the increase might be Want to know when we will have committed financing and tender offer will commence Nervous VRX will rescind its offer if the consent solicitation is not successful Concerned about ability to hold timeline, although generally understand VRX process rationale VRX has nominated a world-class slate for the Cephalon Board 5

What Do Analysts Think? (1/2) VRX offer meets or exceeds 95% of analyst price targets 73 78 45 48 5455 55 57 57 58 58 59 60 60 65 65 66 67 70 72 $59.50 Median Barclays Jefferies Caris Sanford MS* Hapoalim enheimer* Piper Susq. Bernstein* Baird Collins P Morgan ckingham BAML Agricole UBS Stifel JMP Soleil p J u Op B Price Target ($) 68% of Wall Street Analysts were at “hold” or “sell” ratings before VRX’s offer Prior to the proposed offer, Wall Street Analyst median target price for CEPH was $59.50 / share Source: Bloomberg as of 31-Mar-2011. Excludes Deutsche Bank and Goldman Sachs due to price target dating before 2011. Inclusive of base case discounted cash flow analysis when price targets were not available. 6 *Price target from base case discounted cash flow analysis.

What Do Analysts Think? (2/2) Firm Comments Post-VRX Offer Jefferies “CEPH Owners Should Take $73” “We view the deal terms as reasonable and would recommend selling Barclays CEPH shares here” “Likelihood of competing bids or a price bump is relatively low” JP Morgan “The offer presents an upside case for CEPH shares” “An attractive exit for shareholders given near-term obstacles CEPH faces” Oppenheimer “We see a 24% acquisition premium as reasonable” “We do not see meaningful value creation for CEPH shares for the forseeable Piper Jaffray future” “Hard to see other bidders emerging” “Cephalon stockholders would be well rewarded by the immediate and Lazard unmatched premium that Valeant can offer” Stifel Nicolaus “Offer terms provide fair value to Cephalon investors” Morgan Stanley Projected share price of $55 if “Valeant’s offer is not accepted” 7 Source: Wall Street Research

Why Now? (1/2 — VRX Perspective) Revenues from Provigil over the next 12 months: ~$1.1bn Provigil gross margin 90% Provigil profit before tax (minimal if any OpEx) = ~$1.0bn Potential synergies: ~$300m Cash spent on non-core acquisitions: ? Assuming recent cash spend history, at least $1.3bn of pre-tax value is at risk over the next year 8 Source: Morgan Stanley Equity Research dated 11-Mar-2011

Why Now? (2/2 — Wall Street Example) Morgan Stanley Equity Research’s DCF illustrates CEPH’s declining value: CEPH FCF Forecast ($mm) Perpetuity Growth WACC: 2011E 2012E 2013E 2014E 2015E Rate: 9.5% $754 $437 $355 $507 $390 -4% Current Value of $55 / share (including $11 / share in cash value) Using the same assumptions, the value of future cash flows would decline by $5 in 12 months 9 Source: Morgan Stanley Research dated 11-Mar-2011

Is Valeant Just Being Opportunistic? We believe Cephalon was trading at fair value when we made our offer Share price incorporated negative sentiment due to no solution for the patent cliff, recent pipeline failures and a high-risk pipeline Share price at time of offer was in the same range as the the 1 month, 3 month and 2 year averages The spike that led to the 52-week high in early 2010 was when 1) CEPH was rumored for sale, and 2) there was hope that Nuvigil might be approved for Jet Lag After both failed to materialize, the share price fell back into the high $50s Median future price target for CEPH was $59.50 at the time of offer, showing that analysts expected shares to remain in that range VRX offer is higher than 95% of analyst price targets Note: Price targets as of 31-Mar-2011. Excludes price targets dating before 2011. Inclusive of base case discounted cash flow analysis when price targets were not available. 10

How Does Valeant Value the Pipeline? Our offer does include our assessment of the value of the pipeline It is important to note that, regardless of the potential market for CEPH’s product, its value has to be probability adjusted and the cash flows discounted back Cephalon’s analysts describe CEPH’s pipeline as “high risk” According to industry research, even Phase III products have more chance of failure than success Our estimate based on historical precedent in the pharmaceutical industry is that CEPH’s products, if they do reach the market, will not reach peak sales for around a decade In the meantime, CEPH is spending $500mm per year on development Based on this, despite CEPH’s claims of large potential market opportunities, the actual present value of its pipeline is much lower 11

Is Valeant’s Offer Full and Fair Value? VRX’s Offer Encompasses Both the Near-Term Cash Flows and Longer Term Pipeline $4 $10 $2 $11 $38 $24 $33 $73 $21 $28 $22 $22 $23 Bernstein($1) Susquehanna Caris and Co Morgan Stanley Valeant’s Offer Next Five Years Terminal Value / Pipeline Net Cash / (Debt) Valeant s offer exceeds the highest estimates for’ both near and long term value Source: Wall Street Research. 12 Note: Net cash and debt balance reflect Wall Street analyst balance sheet estimates at time of analysis.

Why Does Valeant Believe it is the Best Bidder? The pharmaceutical industry is generally trying to avoid patent cliffs and many companies are dealing with their own patent issues ~$1.5bn of Cephalon’s 2010 sales (54% of total) will be off-patent in the next 5 years Few companies have the execution experience and existing operations to integrate troubled pharmaceutical assets VRX has been able to drive growth and margin expansion from over 20 acquisitions the last three years Smaller companies or private equity would not be able to reach the same synergy potential Cephalon fits with what VRX does best Niche market specialty pharmaceuticals Presence in both the US and Europe Reports of a sale process that recently failed appear to indicate no other take-out option is available to CEPH stockholders 13

Cephalon Stockholders Have the Right to Decide 14

Cephalon Stockholders Have the Right to Decide Cephalon’s Board does not want to give you, the stockholders, the right to maximize the value of Cephalon now Cephalon’s Board has rejected Valeant’s $73.00 offer Cephalon’s Board also refused to let Valeant conduct due diligence, which could lead to a higher offer Cephalon’s Board put the poison pill in place without stockholder approval Cephalon stockholders should be able to maximize value We expect that our Board slate will be committed to exploring all of the options to maximize value, consistent with their fiduciary responsibilities. Those options will potentially include: Removing poison pill and other impediments Providing access to due diligence and negotiating with us with a view to achieving a higher offer Conducting an efficient auction process while our offer is open Negotiating a merger agreement with us, which could include a “go-shop” provision If the nominees elected constitute a majority of Cephalon’s Board, VRX would be willing to keep its offer open for a reasonable period of time while the new Board explores options Valeant believes that the Cephalon stockholders should decide Urge Cephalon to remove its poison pill and other impediments under Delaware law and give you a choice 15

CEPH’s Board Has Not Created Value for CEPH Stockholders Stockholders have lost value over the last 5 years Time Period 3 months 6 months 1 year 2 year 5 year Share Price CAGR (22.8%) (13.5%) (19.1%) (7.1%) (0.5%) Track record of R&D failures Cephalon has been unable to find a solution to impending patent cliff While CEPH stockholders have lost value over the last 5 years, the CEPH Board has overseen: 24% stockholder dilution $2.5 billion spent on acquisitions $1.9 billion spent on research and development $125mm spent on compensation for directors and senior management Only $34 million of capital returned to stockholders through share repurchases Source: Capital IQ and corporate filings. Share price data as of 29-Mar-2011, prior to Valeant’s proposal being made public. Note: Stockholder dilution based on reported weighted average shares outstanding for years ending 31-Dec-2006 and 31-Dec-2010. Impact per share based on common shares outstanding as of year end 2010. 16 Note: Cash spent on acquisitions is based on currency exchange rates at time of acquisition and includes potential cash milestone payments.

And CEPH’s Future Performance is Expected to Decline Substantially Based on third-party (IBES) consensus estimates, financial performance is declining rapidly: Revenues are expected to fall by 20% from 2011-2013 EPS is expected to fall by 42% from 2011-2013 Nearly $100mm of monthly revenue will go off-patent in less than 12 months Wall Street Analysts’ median price target was $59.50 per share prior to VRX’s offer 68% Hold or Sell Rating prior to offer Morgan Stanley Equity Research recently initiated coverage with a base case DCF of $55 and a 50% decline to free cash flow by 2015 Described as a “Lottery Ticket Business Model” by Bernstein Research Source: IBES Consensus Estimates as of 31-Mar-2011, Evaluate Pharma, CEPH filings Note: IBES Consensus Estimates exclude price targets dating before 2011. Inclusive of base case discounted cash flow analysis when price targets were not available. 17

Valeant’s Offer Provides Compelling and Certain Value for CEPH Stockholders Our offer delivers compelling and certain value now $73 per share all-cash offer, with opportunity for more after diligence Eliminates the substantial risk associated with developing and commercializing CEPH’s pipeline Reports of a sale process that recently failed appears to indicate no other take-out option is available to CEPH stockholders Standalone Cephalon may continue to lose value Share price has trended down 7.1% for the last 2 years We believe our offer is meaningful premium to intrinsic value Meets or exceeds 95% of analyst price targets Median research analyst price target of $59.50 Research analysts support our offer JP Morgan, Barclays, Jefferies, Oppenheimer, Piper Jaffray, Lazard and Stifel Nicolaus have publicly supported the $73 offer Financial metrics, historical performance, third-party projections and sophisticated analysts support our compelling and certain offer Note: IBES Consensus Estimates as of 31-Mar-2011. Excludes price targets dating before 2011. Inclusive of base case discounted cash flow analysis when price targets were not available. 18

A Full Accounting of Cephalon’s Track Record and Risky Future 19

CEPH’s Use of Cash Flows Has Destroyed Stockholder Value Have Stockholders Benefited Cephalon’s Presentation From Those Cash Flows? Since the end of 2000, CEPH share price has declined by 7% Operating margin below peers Negligible cash returned to stockholders ($34mm in last 5 years) Declining future growth outlook $2.5 billion spent on acquisitions $2.0 billion spent on R&D 20 Source: Capital IQ and corporate filings. Share price data as of 29-Dec-2000 of $63.31 and 29-Mar-2011 of $58.75.

Where is CEPH’s Return on Investment? Capital Returned to Key Investments for Growth (5 yrs) Stakeholders (5 yrs) $125MM $34MM $4.7 BN 5 Year Result $590MM $2.0 BN Share price declined by 2.3%[2] No solution for Provigil patent cliff $2 .0 BN Earnings expected to fall sharply with no clear timeline for recovery R&D Pipeline Product Executive and Cash to Total Acquisitions Acquisitions Director Stockholders Compensation [1] Source: Corporate filings, press releases, CapIQ Note: Amount spent on acquisitions inclusive of future cash milestone payments, though exclusive of potential $1.7bn in regulatory milestone payments to be made to Mesoblast. Also based on currency exchange rate at time of acquisition. Note: Cash to stockholders reflects share repurchases over past 5 years. 1 Executive compensation includes total compensation for Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, and Executive Vice Presidents. $112 million paid to Executives; $13 million paid to Non-Employee Directors. 21 2 Share price data as of 29-Mar-2006 of $60.14 and 29-Mar-2011 of $58.75.

CEPH Has Historically Acquired Primarily Marketed Products Product Peak Historical Sales Year of US Comments ($ mm) Launch Developed and launched by another company in Provigil 1,124 1998 France in 1994 Acquired in 2000 post-approval Actiq 632 1993 Alternative formulation of a product approved in the 1960s Approved in Europe in the 1990s Treanda 393 2008 Licensed by CEPH in 2006 Nuvigil 186 2009 Based on Provigil (structural enantiomer) Alternative formulation of same product Actiq was Fentora 182 2006 based on Amrix 114 2007 Licensed North American rights post approval 22 Source: EvaluatePharma; CEPH press releases

In the Past Few Years, CEPH Strategy has Shifted to Buying Developmental R&D Assets Lead Product(s) Development Company Total Size1 Year Stage Chemgenex $217m 2010 / 2011 Phase III Gemin X 525 2011 Phase I / Phase II Mesoblast2 350 2010 Phase II Mepha 590 2010 Marketed products BioAssets 43 2009 / 2010 Phase II Arana 207 2009 Phase II Ception 350 2009 Phase II CEPH has spent over $1.5bn on early stage assets Source: CEPH Corporate Filings, CEPH press releases 1 Total size includes contingent value rights (CVRs), and other option payments / minority interest for the same asset. 23 2 Mesoblast deal value inclusive of upfront payment of $130mm and equity investment of $220mm; not inclusive of potential $1.7 billion in regulatory milestone payments.

CEPH Does Not Have a Track Record of R&D Success CEPH’s Recent Pipeline Failures Nuvigil Dec-2010: FDA rejected attempt for new Jet Lag indication after “positive” Phase III trial Jun-2010: Primary endpoint not met in Phase II study for adjunctive therapy in adults with schizophrenia Cinquil Nov-2009: Phase IIb trial for Cinquil failed to meet all primary endpoints for pediatric eosinophilic esophagitis Ceph-701 Jun-2009: Pivotal trial of CEPH-701 failed to show benefit for relapsed acute myelogenous leukemia Fentora May-2008: FDA’s Joint Advisory Committee voted not to recommend an expanded label for pain in opioid-tolerant patients CEPH is asking stockholders to bet on a new risky R&D strategy 24 Source: CEPH press releases

Wall Street Analysts Raised Serious Concerns Regarding CEPH’s Risky R&D Strategy Firm Comments Post-VRX Offer “We believe that [Cephalon’s] VC like approach to more speculative biotech Barclays opportunities is difficult to understand and should be discounted substantially” (2/14/11) “Since most of Cephalon’s pipeline is at least a year or more away from Phase 3 data (let Jefferies alone approval), we think there needs to be a much larger discount placed on [CEPH’s] multiple” (2/15/11) Bernstein “The Lottery Ticket Business Model” (3/28/11) Research “We became convinced that it is too early [to invest] even for long-term investors” Morgan Stanley “Pipeline too far out to offset Provigil pain” (3/11/11) “CEPH management is asking its shareholder to have an inordinate amount of Piper Jaffray patience over the next couple of years, with no guarantee that there will be a light at the end of the tunnel in terms of major pipeline wins” (3/30/11) 25 Source: Analyst reports

CEPH Pipeline has Known Issues Barclays and Morgan Stanley Performed In-depth Reviews of CEPH’s Pipeline Earlier this Year Mesoblast Stem Cells “We believe the magnitude of investment is unlikely to generate a positive return” (BAR) “FDA has never approved new stem cell therapies other than stem cell transplants” (MS) Lupuzor “Lupuzor’s T-cell related mechanism of action is not proven in lupus” (MS) “Lack of benefit at higher dose intensity suggests a strong possibility of a random chance result” (BAR) Cinquil “Early data was mixed and a drug with the same mechanism failed to show FEV1 benefit” (MS) “Significant execution risk exists in defining a clinically significant benefit in Phase 3” (BAR) Tamper-deterrent hydrocodone “FDA does not currently allow tamper resistant labels” (MS) “[we] would highlight the difficult regulatory path encountered for compounds like King / Pfizer’s Remoxy which claimed the same benefits” (BAR) If these products were so attractive, why didn’t cash-rich large pharma companies acquire them? 26 Source: CEPH press releases, Wall Street research

VRX Believes CEPH is Destroying Stockholder Value CEPH has known for years that it needs to replace Provigil sales and has been unable to do it VRX believes that CEPH has pursued more risky investments as it was unable to grow through its existing business model CEPH does not have a track record of success in risky product development Spending billions of dollars on risky R&D and acquisitions despite a historical focus on marketed products and several recent pipeline failures Where is the value to stockholders? No share price appreciation in the past 5 years No dividends paid to stockholders No share repurchase program in place 27

Independent Sources Project that Sales from CEPH's Largest Products, Provigil and Treanda, Will Drop 80% by 2016



Provigil
Treanda
$ 1,800
$ 1,600
$ 1,400
$ 1,200
$ 1,000
$ 800
$ 600
$ 400
$ 200
$ 0
2010A
2011E
2012E
2013E
2014E
2015E
2016E

Source: EvaluatePharma

28

Independent Sources Predict a Steep Revenue Decline for CEPH 2006-2010A Revenue CAGR: 13% $ 3,500 55.0% 2011E-2013E Revenue CAGR: (10%)* 2010A Operating Margin: 36% $3,000 2013E Operating Margin: 24%* 45.0% $2,500 35.0% millions) Operating $2,000 $ es ( 25.0% Mar Revenu $1,500 gin (%) 15.0% $1,000 5.0% $500 $0 -5.0% 2006A 2007A 2008A 2009A 2010A 2011E 2012E 2013E Revenues Operating Profit Margin Source: Red color denotes IBES Consensus Estimates, balance of data from CEPH filings 29 * IBES Consensus Estimates as of 31-Mar-2011

Due to Cost Structure, Independent Sources Predict Earnings Will Decline Even More Rapidly... $9.00 2006-2010A EPS CAGR: 14% $8.00 2011E-2013E EPS CAGR: (24%)* $7.00 $6.00 Share $5.00 Per Earnings $4.00 $3.00 $2.00 $1.00 $0.00 2006A 2007A 2008A 2009A 2010A 2011E 2012E 2013E Source: Red color denotes IBES Consensus Estimates, balance of data from CEPH filings 30 * IBES Consensus Estimates as of 31-Mar-2011

A Fair Analysis of Cephalon’s Value 31

Valeant Offer is Fair and Full Value Decline in stock price over time reflective of pipeline uncertainty and loss of stockholder value EPS is expected to fall by 42% from 2011-2013 Issued $1,620 million in equity and equity-linked securities Multiple pipeline failures in the past two years Top-tier Wall Street analysts support Valeant’s offer Stated that current $73 offer should be accepted and represented fair value $73 offer is not opportunistic VRX offer was made when stock was trading near its 2-year median $59.50 median price target with 68% of analysts giving “Sell” or “Hold” ratings 52-week high occurred in March 2010 after sale rumors began Source: IBES and Capital IQ Note: IBES Consensus Estimates as of 31-Mar-2011. Excludes price targets dating before 2011. Inclusive of base case discounted cash flow analysis when price targets were not available. 32

Unaffected Cephalon Share Price Reflects Actual Decline in Fundamental Value $80 Reported rumors of sale process $70 e (USD) VRX makes Pric offer public Closing $60 Cephalon Inc 2-Year High 2-Year Median $50 Apr-2009 Aug-2009 Dec-2009 Apr-2010 Aug-2010 Dec-2010 Apr-2011 Daily from 08-Apr-2009 to 08-Apr-2011 33 Source: Capital IQ and CEPH press releases Note: 2-Year High and 2-Year Median share price calculated before VRX’s offer for Cephalon was made public on 29-Mar-2011

Biotechnology Transaction Precedents are Not Comparable CEPH included biotech premiums in its presentation, which are not comparable to CEPH Biotech premiums are typically much higher than other sectors due to biotech’s growth expectations Even other specialty pharma “peers” are not as relevant since most had positive growth profiles Historical multiples are not relevant because of Cephalon’s patent cliff starting in 2012 Precedent transactions are not comparable, since they do not incorporate 41% of sales going off patent (as will occur with CEPH) Share price as of close 29-Mar-2011, prior to VRX offer becoming public Large Pharma Index includes Abbott Laboratories, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Merck, Novartis, Novo Nordisk, Pfizer, and Sanofi-Aventis Specialty Pharma Peers include Endo, Forest Laboratories, Salix, Warner Chilcott, and Watson. High Growth Biotech Index includes Denderon, Human Genome Sciences, Vertex Pharmaceuticals, Alexion, and Regeneron Pharmaceuticals 34

Investors Do Not Value Cephalon Like a High-Growth Biotech Company

	IBES Consensus EPS Growth Rate	2012 P / E Multiples
Large Pharma Index	4.8%	9.5x
Specialty Pharma Peers	10.8%	10.9x
High-Growth Biotech Index	38.4%	32.5x

Cephalon is trading at 10.3x 2012 EPS (IBES) despite expectation for rapid earnings loss after 2011

Share price as of close 29-Mar-2011, prior to VRX offer becoming public
Large Pharma Index includes Abbott Laboratories, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Merck, Novartis, Novo Nordisk, Pfizer, and Sanofi-Aventis
Specialty Pharma Peers include Endo, Forest Laboratories, Salix, Warner Chilcott, and Watson.
High Growth Biotech Index includes Denderon, Human Genome Sciences, Vertex Pharmaceuticals, Alexion, and Regeneron Pharmaceuticals

35

Valeant Believes Cephalon’s Claims Are Unrealistic Cephalon’s Claims Our Perspective CEPH pipeline has significant near- to CEPH is asking stockholders to ‘trust’ them that the next five years mid-term commercial value will be better than the last five No proven success with experimental drugs to support current strategy No premium to 52-week high CEPH’s shares have reflected fundamental problems with pipeline failures and patent expirations 52-week high was artificially high from take-over rumors Premium is below precedent “life CEPH is a troubled company and not comparable to life science sciences” benchmarks benchmarks VRX moving too quickly Value of CEPH is decreasing and VRX needs to continue to move quickly to maximize value for CEPH stockholders VRX offer based on “worst case scenario” VRX considered all scenarios and based offer on public information VRX offer is “only a non-binding CEPH board has had every opportunity to negotiate a binding proposal” merger agreement and has refused to do so CEPH needs a board to maximize value, VRX has offered $73 / share and expressed a willingness to pay more if allowed to perform due diligence, but CEPH has refused to discuss 36

Why is VRX Willing to Pay Full Value for CEPH at $73.00 per Share? Transaction consistent with Valeant strategy Operating model that is lower cost Unique set of synergies Partnering R&D assets with natural owners Combined company presents significant opportunities Maximize organic growth and cash flow of in-line specialty pharmaceutical products Enhance European branded generics business Apply Valeant leveraged R&D model to Cephalon pipeline Provigil cash flows and potential Western Europe divestiture proceeds would be used to reduce debt Expect deal to be accretive immediately and even post-patent cliffs 37

How Cephalon Stockholders Can Unlock Value 38

Cephalon is Not Letting Stockholders Decide Cephalon does not want to give you, the stockholders, the right to make your own decision Cephalon’s Board has rejected Valeant’s $73.00 offer Cephalon’s Board also refused to let Valeant conduct due diligence, which could lead to a higher offer Cephalon’s Board put the poison pill in place without stockholder approval and has not removed other impediments CEO and Director indicated that VRX’s offer would be unsuccessful even before a full review by the Cephalon Board Valeant believes that CEPH stockholders should decide 39

Valeant has Nominated a Highly Qualified Group of Independent Nominees Exceptional slate of highly qualified and well-respected professionals Right combination of skills and experience Strong Management and Corporate Governance experience Extensive expertise in the healthcare and pharmaceuticals industries, including R&D Benefit of four nominees with outstanding financial expertise and three nominees with outstanding legal expertise Substantial experience in mergers and acquisitions Candidates committed to acting in the best interests of CEPH and its stockholders Proposed slate would be a prestigious Board for any company We expect this Board slate will let you, the CEPH stockholders, decide A highly qualified Board of professionals and investor advocates is the best alternative to assure investors’ voice is heard and value is maximized 40

Valeant’s Nominees Healthcare/ Corporate Name Management Finance Legal Pharma Governance Santo J. Costa Former President and COO of Quintiles Abe Friedman Former Global Head of BlackRock’s Corporate Governance and Proxy Voting Richard H. Koppes Former General Counsel and Interim CEO of CalPERS Lawrence N. Kugelman Former CEO and President of Coventry Health Care Anders Lönner Group President and CEO of Meda AB John H. McArthur Former Dean of Harvard Business School Thomas G. Plaskett Current Director of RadioShack; former Director of Alcon Blair H. Sheppard Chair and former CEO of Duke Corporate Education and Dean of Fuqua School of Business, Duke University 41

Our Board Slate Is Experienced in Evaluating the Key Aspects of the Offer Excellence in Corporate Governance Abe Friedman (Former Global Head of BlackRock’s Corporate Governance and Proxy Voting) Richard Koppes (Winner of the National Association of Corporate Directors Lifetime Achievement Award) John McArthur (Winner of the Director of the Year — Lifetime Achievement Award from the National Association for Corporate Directors, New England Chapter) Blair Sheppard (Dean of Duke’s Fuqua School of Business) Experience in Transformative and / or Contested M&A Tom Plaskett (Alcon / Novartis) Anders Lönner, Larry Kugelman, Richard Koppes (Valeant / Biovail) John McArthur (Glaxo Wellcome / SmithKline Beecham) Santo Costa (OSI Pharmaceuticals / Astellas) Abe Friedman (Former Head of Corporate Governance and Proxy Voting for BlackRock) Pipeline Evaluation Santo Costa (former COO of Quintiles, Adjunct Professor in Clinical Research, Director of the Food and Drug Institute Advisory Board) Anders Lönner (CEO of Meda AB, winner of the 2008 Arthur D. Little Nordic Life Science Award) Able to Assess Traditional Specialty Pharma Model and VRX’s Approach Anders Lönner, Larry Kugelman, Richard Koppes (Valeant’s strategic transformation) Santo Costa (former COO of Quintiles) Experience in the Depth and Speed of Commercial Erosion from Patent Cliffs Anders Lönner (Meda) John McArthur (GlaxoSmithKline) 42

Timing is Critical for Valeant VRX believes a substantial amount of CEPH’s equity value is represented by cash flows in the next 12 months Provigil produces ~$100m of sales / month, but will start to be replaced by generics in <12 months Near term patent cliff mean 42% of earnings are expected to be gone by 2013 (IBES) Every day of delay in implementing VRX’s business strategy erodes the value of CEPH to us CEPH continues to use cash on what VRX believes are risky investments Announced more than $650 million in acquisitions between VRX’s first private offer and VRX publicly taking the offer to stockholders Would be equivalent to more than $8.50 per share at CEPH’s current basic shares outstanding CEPH continues to invest in infrastructure despite Provigil (41% of 2010 sales) going off-patent “...when Provigil goes away, I wouldn’t expect there to be a massive decrease in SG&A” Wilco Groenhuysen, Cephalon CFO, 2/10/11 4Q10 Earnings Call From the first conversation, CEPH maintained that CEPH was not for sale Speed of process is necessary given situation, including response from CEPH and impending near-term loss of value 43 Note: Acquisition amount inclusive of future cash milestone payments.

Consent Solicitation Timeline and Next Steps Record Date: April 8, 2011 Mailed consent solicitation materials on April 22 VRX’s deadline is May 12, 2011 to receive requisite consents If we have a majority, we will try to move ahead with an acquisition; if not, we will move on Owe it to both VRX and CEPH stockholders to not create a drawn out process New Board could be seated immediately following consent solicitation Prepared to commence Tender Offer based upon Cephalon stockholder level of support VRX urges CEPH stockholders to vote VOTE THE GOLD CARD to allow CEPH stockholders to decide 44

CEPH Stockholders Have a Right to Choose VRX is offering CEPH stockholders $73 in cash for their shares and more if diligence warrants an increased price CEPH’s Board and management have rejected our efforts to negotiate a transaction and VRX believes their interests are not aligned with stockholders CEPH’s poison pill was implemented without stockholder approval, and prevents stockholders from deciding for themselves VRX is bringing its offer directly to CEPH stockholders If CEPH stockholders prefer the standalone strategy that the CEPH Board and management have articulated, VRX will respect their decision Elect our slate of directors to put in place a board that we expect will: 1) Remove the poison pill and other impediments to our offer 2) Give VRX access to diligence to potentially increase our offer 3) Engage in a negotiated transaction 45

Appendix A 46

Valeant Pharmaceuticals Overview Focused, multinational specialty pharma company Specialty Pharma (U.S., Canada, Australia, New Zealand) Dermatology, Neurology and Other Branded Generics — Central Europe (Poland, Serbia, Hungary, Czech Republic) Branded Generics — Latin America (Mexico, Brazil) Diversified revenue base Approximately 500 products Limited generic risk Leveraged R&D model Strong financial profile 2011 estimated revenue: $2.1 — $2.3 Billion* Market capitalization: $15 Billion Enterprise Value: $19 Billion Strong management team with acquisition/integration experience 47 * Estimated revenue guidance January 2011, prior to PharmaSwiss acquisition

Strong Execution Track Record Valeant Management Team Performance** USD 740% price adjusted increase $70 in companies under current management team (Feb 2008 $60 to today) $55.33 Consistently exceeded $50 quarterly expectations $44.92 USD)$40 Total returned to stockholders via repurchases: Price ($30 $850M (shares @ $12.42 Closing average stock price) $20 $600 M converts $6.9 B debt raised $10 $2.8 B debt retired $0 Feb-2008 Jul-2008 Dec-2008 May-2009 Nov-2009 Apr-2010 Sep-2010 Mar-2011 SOURCE: Valeant **Adjusted for Valeant/Biovail merger. Light blue line denotes share price plus the special dividend paid to Legacy Valeant stockholders related to the Biovail merger. Share 48 price prior to the public announcement of the proposed offer for Cephalon

Management's Successful M&A Track Record

- Aton Pharma
- Biovail/Valeant Merger
- Blaufarma
- Bunker
- Cholestagel
- Coria Labs
- Delta
- DermaTech
- Dow Pharmaceutical Sciences
- EMO-FARM
- Laboratories Dr. Renaud
- PharmaSwiss
- Private Formula International
- Reckitt Benckiser (Australia Suncare Products)
- Refissa
- Tecnofarma
- Ultravate
- Vital Science
- Zovirax – U.S. & Canada

Overdelivered on Synergies and Achieved 17% CAGR Organic Growth on Product Sales of Acquisitions through May 2010

49

Appendix B 51

Nominee Biographies Mr. Santo J. Costa. Mr. Costa has served as a director of Labopharm Inc. since March 2006 and Chairman of the Board since May 2006. Since June 2007 he has been Of Counsel with Smith, Anderson, Blount, Dorsett, Mitchell and Jernigan, L.L.P., of Raleigh, North Carolina, specializing in corporate law for healthcare companies. Mr. Costa has served as a director of Cytokinetiks Inc. since November 2010 and Biovest Corp. I since November 2010. From June 2001 to August 2007 he was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor. From April 1994 to December 2001, Mr. Costa held various positions at Quintiles Transnational Corporation, including positions as Vice Chairman and before that, President and Chief Operating Officer. Mr. Costa was an independent consultant from July 1993 until he joined Quintiles in April 1994 and previously held the positions of General Counsel and Senior Vice-President Administration with Glaxo Inc., U.S. Area Counsel with Merrell Dow Pharmaceuticals and Food & Drug Counsel with Norwich Eaton Pharmaceuticals. Mr. Costa is an Adjunct Professor in the clinical research program at the Campbell University School of Pharmacy. Mr. Abe M. Friedman. Mr. Friedman is presently engaged in the establishment of an asset management firm. He was until March 2011 a Managing Director and the Global Head of the Corporate Governance and Responsible Investment functions of BlackRock, Inc. He earlier served as a Managing Director and the Global Head of Corporate Governance at Barclays Global Investors (“BGI’) and prior to that as the Director of Corporate Governance and Proxy Voting for the Americas at BGI, which merged with BlackRock in 2009. In his capacity as Global Head of the Corporate Governance and Responsible Investment functions of BlackRock (and as the Global Head of Corporate Governance at its predecessor, BGI), Mr. Friedman oversaw the worldwide voting of shares held by BlackRock (BGI). Prior to joining BGI in November 2005, Mr. Friedman served as chief policy officer and general counsel for Glass, Lewis & Co., LLC, a corporate governance and proxy research firm. He joined Glass Lewis upon its founding and developed and led Glass Lewis’ proxy research business. Prior to that, Mr. Friedman served as a deputy city attorney for the City and County of San Francisco where, among other things, he served as counsel to the San Francisco Ethics Commission and advised city officials on political ethics laws. Prior to his work in the City Attorney’s office, Mr. Friedman managed telecommunications law and policy matters in-house at two telecommunications companies. Mr. Richard H. Koppes. Mr. Koppes was appointed to the Board of Directors of NutraCea in April 2011. Mr. Koppes served on the Board of Directors of VPI from 2002 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010. Mr. Koppes is currently a Corporate Governance Fellow at the Stanford University School of Law, running the Stanford Institutional Investor Forum and Stanford’s Fiduciary College. From 1996 to December 2009, he was Of Counsel to the law firm of Jones Day LLP. From May 1986 through July 1996, Mr. Koppes held several positions with the California Public Employees’ Retirement System, including General Counsel, Interim Chief Executive Officer and Deputy Executive Officer. He also founded the National Association of Public Pension Attorneys and has served as its Administrator for the past nine years. He was also on the Board of the Society of Corporate Secretaries and Governance Professionals, and is currently serving on the Boards of Directors of the Investor Research Responsibility Center Institute and the National Asso ciation of Corporate Directors. Mr. Koppes served as a director of Apria Healthcare Group Inc until October 2008. In October 2007, Mr. Koppes was presented with the National Association of Corporate Directors’ Lifetime Achievement award (its highest honor) for his contributions to corporate governance. 51

Nominee Biographies Mr. Lawrence N. Kugelman. Mr. Kugelman is a healthcare consultant and private investor. Mr. Kugelman has served on the Board of Directors of Coventry Health Care, Inc., a managed care organization (Chairman of Audit Committee), since August 1992 and was a director of LabOne, Inc. in 2005. Mr. Kugelman served on the Board of Directors of VPI from October 2002 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010, and on the Board of Directors of AccentCare, Inc. from 2003 to 2010. From December 1995 through October 1996, Mr. Kugelman was President and Chief Executive Officer and a director of Coventry Health Care, Inc. From 1980 through 1992, he served as a Chief Executive Officer of several HMOs and managed healthcare organizations in the United States. Mr. Anders Lönner. Mr. Lönner served on the Board of Directors of VPI from 2009 until its merger with Biovail Corporation (upon consummation of the merger, Biovail Corporation changed its name to Valeant) in September 2010. Since 1999, he has been the Group President and Chief Executive Officer of Meda AB. Prior to joining Meda AB, Mr. Lönner served as the Vice President, Nordic region of Astra, Chief Executive Officer of Karo Bio AB and Chairman of the Pharmaceutical Industry Association in Sweden. He has a master’s degree in business administration from the University of Lund. Dr. John H. McArthur. Dr. McArthur was Dean of the Faculty of Harvard Business School from 1980 through 1995. Since then, he has held the positions of Professor of Business Administration Emeritus and Dean Emeritus. He was a member of the School’s faculty from 1962, where he taught courses in corporate finance and related fields in several Harvard Business School programs while also engaging in research and course development in Europe and North America. From 1995 to 2005 he served as Senior Advisor to the President of The World Bank. He is currently Chair of the Asia Pacific Foundation of Canada. Dr. McArthur earned the Bachelor of Commerce degree in Forestry from the University of British Columbia in 1957. At the Harvard Business School, he completed the MBA degree in 1959 and earned a doctorate there in business administration in 1963. Dr. McArthur has held numerous corporate directorships, committee memberships, and consulting posts in business, government, education and health care organizations around the world, including HCA Inc., GlaxoSmithKline, the Brigham and Women’s Hospital and Partners HealthCare System, Inc. Mr. Thomas G. Plaskett. Mr. Plaskett has served as Chairman of Fox Run Capital Associates (a private consulting firm) since 1999, and is a corporate director and a business consultant. He was an independent director of Alcon, Inc. from 2003 to April 2011 and Chair of the Audit Committee, and currently is a director of Signet Jewelers Limited. Mr. Plaskett is also currently a director of RadioShack Corporation and member of its Audit and Compliance Committee and Corporate Governance Committee. He was Chairman of the Board of Platinum Research Organization, Inc. from 2006 to 2008. Dr. Blair H. Sheppard. Dr. Sheppard has served as the Dean of Fuqua School of Business at Duke University since July 2007. Dr. Sheppard is also the Chair of the Board of Directors of Duke Corporate Education, a company that he founded in 2000 and at which he previously served as the Chief Executive Officer. Prior to Duke Corporate Education, Dr. Sheppard was the Senior Associate Dean of Fuqua School of Business, where he played a leading role in the creation of two innovative management education programs. 52

Valeant’s Offer to Acquire Cephalon April 28, 2011 54